Exhibit (a) (23)

Perrigo Issues Shareholder Letter

DUBLIN, November 9, 2015 -- Perrigo Company plc ("Perrigo," "the Company") (NYSE: PRGO; TASE) today issued the following shareholder letter:

November 9, 2015

CORPORATE GOVERNANCE, MYLAN STYLE: A QUESTION OF TRUST

Dear Perrigo Shareholder,

At Perrigo transparency and openness with our shareholders is the hallmark of our management’s style. Yet, over the last seven months, and as recently as this past week, we are reminded yet again how poorly Mylan approaches this topic.

Because recent events have only increased our concerns over Mylan’s poor governance practices and paltry record of honest communication with shareholders, we urge you as a shareholder to protect your right to have a voice in how your company is managed by taking NO ACTION and REJECTING the offer from Mylan.

MYLAN’S QUESTIONABLE GOVERNANCE PRACTICES

Mylan’s poor governance practices are legendary. Examples include Mylan’s CEO stating that the U.S. is “too shareholder centric,” Mylan consistently receiving the worst possible governance score from ISS, a leading independent proxy advisory firm, and Mylan using an extreme governance structure to reject Teva’s attractive offer and destroy potentially $19 billion in shareholder value. And this poor practice continues.

Just less than 10 days ago, on Friday October 30, 2015, shareholders and media alike learned that Mylan is being investigated by the Securities and Exchange Commission for dubious land transactions between Mylan and its vice chairman, lead “independent” director and compensation committee chief, Rodney Piatt. According to a July 2015 article in The Wall Street Journal, Mr. Piatt, sold land to a business partner’s firm for just $1. One day later, Mylan purchased the land for $2.9 million from that same partner’s firm, and the partner reimbursed Mr. Piatt for an undisclosed amount.i Maremont, Mark. "Director at Generic-Drug Giant Mylan Had Undisclosed Ties to Land Deal." The Wall Street Journal. Dow Jones, 6 July 2015. Not only did Mylan wait a full seven weeks to make any disclosure about this SEC subpoena, but it buried the disclosure in a footnote on Page 53 of a Friday-afternoon filing that never explained the specific subject of the SEC’s inquiry. Shareholders deserve better.

This approach to disclosure is typical for Mylan, whose own shareholders are suing the Company for not properly disclosing its draconian anti-takeover defenses when it sought a vote for its prior inversion transaction. And now the SEC has taken notice, recently passing a rule to require companies conducting acquisitions to more clearly identify material changes in their governance documents - changes that one commentator has dubbed the “Mylan Rule.”ii Solomon, Steven Davidoff. "Regulators Unbundle Some Attractions of Mergers." The New York Times. N.p., 3 Nov. 2015.

MYLAN’S GOVERNANCE “REFORMS” ARE ILLUSORY

Now, just as Mylan’s offer for Perrigo is about to expire, Mylan’s management has said that it is considering governance changes if the offer is successful. Yet, after having seven months to upgrade its broken corporate governance, Mylan offers only vague categories of topics, not specific proposals (let alone their recommendations or a realistic path to achievement). Worse, Mylan noted it would only consider possible governance changes if it completes its offer - Mylan won’t even make these changes for its own shareholders!

The conditional and vague nature of Mylan’s announcement demonstrates its motivations and true beliefs on governance. It is a desperate tactic, not a core governance belief. This remarkable conceit - that shareholders would accept a conditional promise on a vague topic without a clear roadmap to implementation - is what Mylan is asking you to substitute for tangible governance reform.

TRYING TO SCARE SHAREHOLDERS INTO TENDERING

Rather than practice good governance by being transparent and open with shareholders, Mylan is spreading misinformation designed to scare shareholders into tendering into its grossly inadequate offer. After issuing coercive threats about delisting, we now hear that Mylan is pushing shareholders to act before November 13 or be “left behind.” Please do not believe this scare tactic. In the unlikely event that Mylan crosses the 50% threshold, Irish law requires a “subsequent offering period” for the following 14 days, after November 13. In other words, you can wait to tender into the subsequent offering period and receive the exact same consideration (regardless of Perrigo’s share price) as if you tendered before November 13 - a fact that Mylan does not want emphasized. Mylan would be required to accept any such shares daily, and promptly pay for them on the same T+3 settlement schedule as shares tendered by November 13.

We believe our shareholders know better than to be fooled by Mylan’s governance and scare tactics. Mylan’s record of governance failures and misrepresentations speaks for itself - and it is a message that continues to repel investors.

Perrigo’s Board of Directors strongly and unequivocally recommends that you DO NOT TENDER your shares into Mylan’s offer.

Sincerely,

Perrigo Company plc

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel's website.

Rule 27 of the Takeover Rules

There has been no material change to the information contained in Annex C of the Schedule 14D-9. With respect to the specific information requirements of Rule 27.1, there have been no changes to the information previously provided in Annex C of the Schedule 14D-9 as supplemented by the information provided in the letter to shareholders dated October 22nd, 2015 containing the profit forecasts of Perrigo for calendar year 2015 and calendar year 2016 (the "Profit Forecasts").

Rule 28.5 of the Takeover Rules

The directors of Perrigo confirm that the Profit Forecasts remain valid and each of EY and Morgan Stanley have indicated that they have no objection to their reports dated October 22nd, 2015 continuing to apply to the Profit Forecasts.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Perrigo and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates' respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Perrigo for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. Risks and uncertainties include future actions that may be taken by Mylan in furtherance of its unsolicited offer; the timing, amount and cost of share repurchases; and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
This letter does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers patients and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other markets, including Israel and China.

A copy of this announcement will be available on Perrigo's website at www.perrigo.com.

For further information:
Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com

Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com

i Maremont, Mark. "Director at Generic-Drug Giant Mylan Had Undisclosed Ties to Land Deal." The Wall Street Journal. Dow Jones, 6 July 2015.
ii Solomon, Steven Davidoff. "Regulators Unbundle Some Attractions of Mergers." The New York Times. N.p., 3 Nov. 2015.